United States securities and exchange commission logo





                           June 10, 2022

       Adam Wright
       Executive Vice President, Operations and Chief Operating Officer Pacific Gas and Electric Company
       77 Beale Street
       PO Box 770000
       San Francisco, California 94177

                                                        Re: Pacific Gas &
Electric Co.
                                                            PG&E Wildfire
Recovery Funding LLC
                                                            Registration
Statement on Form SF-1
                                                            Filed June 7, 2022
                                                            File Nos.
333-265457 and 333-265457-01

       Dear Mr. Wright:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Kayla
Roberts at (202) 551-3490 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Structured Finance